Exhibit 11
XATA CORPORATION
EARNINGS PER SHARE
Three and Nine Months Ended June 30, 2005

	Three Months	Six Months
	Ended	Ended
BASIC AND DILUTED COMPUTATION	June 30, 2005	June 30, 2005

Net loss	$(1,099,226)	$(3,642,899)
Less: preferred stock dividend	(43,327)	(125,450)

Net loss as adjusted	(1,142,553)	(3,768,349)

Weighted average shares outstanding	7,261,895	7,188,108

Basic and diluted loss per share	$(0.16)	$(0.52)

BASIC AND DILUTED COMPUTATION LOSS TO COMMON SHAREHOLDERS

Net loss	$(1,099,226)	$(3,642,899)
Less: preferred stock dividend	(43,327)	(125,450)
Less: preferred stock deemed dividend	(57,540)	(167,742)

Net loss to common shareholders	(1,200,093)	(3,936,091)

Weighted average shares outstanding	7,261,895	7,188,108

Basic and diluted loss per share	$(0.17)	$(0.55)